EXHIBIT 10.1

[SEARS HOLDINGS LETTERHEAD]

July 21, 2006 Mr. Craig T. Monaghan [address omitted]

Dear Craig,

We are pleased to extend to you our offer to join Sears Holdings Corporation (SHC) as EVP, Chief Financial Officer reporting to Bill Crowley. Your start date is to be September 1, 2006. This letter serves as a confirmation of our offer. This offer is subject to approval by the Compensation Committee of SHC’s Board of Directors.

Some key elements of the offer are as follows:

Effective September 1, 2006, your compensation package will consist of the following:

•	Annual base salary at a rate of $600,000, with periodic increases based upon your performance and the results achieved by your team.

•	You will be eligible for an annual target incentive opportunity of 75% of your base salary or $450,000. Although your start date will be after the commencement of the 2006 annual incentive period, your 2006 annual incentive will not be subjected to pro-ration and you will be entitled to a full year performance based award. Your 2006 annual incentive will be linked to 100% SHC EBITDA. The actual amount of the incentive you earn may range from 0% to 200% depending on how well both you and the company perform. The annual incentive for each plan year will be payable by April 15 of the following year, provided that you are actively employed at the payment date. Notwithstanding the preceding, any amount of incentive earned under the SHC program for the 2006 annual incentive period will be reduced to the extent that such amount exceeds $340,000 (the target annual incentive opportunity you were eligible for at AutoNation for 2006), but not reduced by more than $250,000 (the amount of sign-on bonus being provided to you and discussed below).

•	You will be eligible for participation in the Sears Holdings Corporation 2006 Executive Long Term Incentive Program (SHC LTIP). Your 2006 LTIP target award is $1,000,000. Your performance period will begin on September 1, 2006 and end on the last day of fiscal year 2008. The previously established SHC LTIP EBITDA goals will be adjusted as a result of the change in your performance period. The actual amount of the award you receive will depend on SHC cumulative EBITDA over your performance period. The award becomes payable in 2009 and is subject to the provisions of the Program. Our LTIP program anticipates annual grants similar to the 2006 LTIP. For example, a 2007 LTIP grant would provide a similar grant amount, with a performance period covering the 2007 through 2009 fiscal years.

•	You will receive a grant of restricted stock valued at $1,500,000 under SHC’s 2006 Stock Plan. The number of restricted shares granted will be determined using the market closing price of SHC shares on the grant date. The grant date will be September 1 providing you have signed the executive agreements discussed below. The restricted shares granted will be scheduled to cliff vest on the third anniversary of the grant date.

•	You will receive a $250,000 sign-on bonus (gross) payable within 30 days after your start date. A portion of this amount may become part of an offset to your SHC 2006 annual incentive award payable in 2007.

See above discussion regarding annual target incentive opportunity for details about this offset.

•	You will be asked to sign an Executive Severance / Non-Compete Agreement and an Executive Non-Disclosure and Non-Solicitation of Employees Agreement as a condition of your new assignment. If you are involuntarily terminated from Sears for any reason other than cause, death, total and permanent disability, resignation, or retirement after age 65, you will receive one year of pay continuation, equal to your base salary and target bonus at the time of termination, subject to mitigation. In consideration for these severance terms, you agree not to disclose confidential information and not to solicit employees. You would also agree not to aid, assist or render services for any ‘Competitor’ (as defined in the agreement) for one year following termination of employment. The restricted stock grant referenced above is conditioned upon your signing of these documents which are included with this letter.

•	You are eligible for relocation assistance in accordance with Sears standard relocation policy. A Relocation Benefits package will be sent to you from Prudential Relocation. To receive relocation assistance, you must sign the Sears Relocation Repayment Agreement, which requires you to pay back to Sears all or part of the assistance you receive in the event that you voluntarily leave Sears or retire within the time frames specified in the agreement. In addition, to the terms of the standard relocation policy, you will be provided with an extended period of up to twelve (12) months to complete your relocation. During this period prior to your relocation of up to twelve months, you will be reimbursed for the cost of travel to and from your current home and Hoffman Estates, IL on weekends and vacations. In addition, company paid temporary living accommodations, including an apartment, will be provided until your relocation is completed Please contact me if you have any questions regarding relocation assistance.

•	You are eligible to receive 4 weeks paid vacation, which will be pro-rated during your first year of service based on your start date. Added to this, you will qualify for six paid National Holidays and four Flexible Days each year.

•	You will be eligible to participate in all retirement and welfare programs on a basis no less favorable than other executives at your level, in accordance with the applicable terms of those programs.

•	This offer is contingent upon satisfactory completion of a background reference check, employment authorization verification and pre-employment drug test.

Craig, we are looking forward to you joining us. We are excited about the important contributions you will make at Sears Holdings. I look forward to your acceptance of our offer. If you need additional information or clarification, please call.

This offer will expire if not accepted within two weeks from the date of this letter.

Sincerely,

/s/ Robert D. Luse
Robert D. Luse
SVP, Human Resources

Accepted:

/s/ Craig T. Monaghan	7/26/06
Craig T. Monaghan	Date